Exhibit H - Form of Notice

      Filings Under the Public Utility Holding Company Act of
                     1935, as amended ("Act")

                 SECURITIES AND EXCHANGE COMMISSION

                     Release No. 35-

                     September  , 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______________ to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

The Connecticut Light and Power Company  (70-      )

     Notice of Proposal to Amend Articles of Incorporation; Order
Authorizing Solicitation of Proxies

     The Connecticut Light and Power Company ("CL&P"), 107 Selden Street, Berlin, CT 06037, a public utility company subsidiary of Northeast Utilities ("NU"), a registered holding company under the Act, has filed an application-declaration under sections 6(a) and 12(b) - (e) of the Act and rules 62 and 65 thereunder.

     CL&P has outstanding 6,035,205 shares of common stock, $10 par value per share ("Common Stock"), all of which are held by NU.
CL&P also has outstanding 2,324,000 shares of cumulative preferred stock, $50 par value per share (the "CL&P Preferred Stock"), issued in 13 series (each, a "CL&P Series"). <FN1> The Common Stock and the CL&P Preferred Stock are entitled to one vote per share.

     Section 4(1) of Section VI of Part Two under Article IV of CL&P's Certificate of Incorporation (the "Charter") currently provides that, except with the consent of the holders of a majority of the CL&P Preferred Stock then outstanding, and providing that holders of one-third (1/3) of the aggregate voting rights represented by shares of CL&P Preferred Stock then outstanding do not dissent in writing or vote against such action, CL&P may not issue or assume any unsecured debt if immediately after such issuance or assumption (a) the total outstanding principal amount of all unsecured debt of CL&P will thereby exceed 20% of the aggregate of all outstanding secured debt and the capital stock, premium and surplus of CL&P, as stated on its books or (b) the total outstanding principal amount of all unsecured debt of CL&P having maturities of less than ten years will then exceed 10 percent of such capitalization (the "Unsecured Debt Restriction").

     CL&P now proposes to submit to the holders of the CL&P
Preferred Stock and the holder of its Common Stock, NU, voting as holders of separate classes of capital stock, for consideration at the Shareholders' Meeting to be held on or about November 25, 2003, Proposal 1, to amend its Charter to delete the Unsecured Debt Restriction and to submit for consideration to the holders of the CL&P Preferred Stock only, as an alternative, Proposal 2, to waive such restriction for a period of ten years (the "Proxy Solicitation").
A vote of the holders of at least two-thirds of its Common Stock and the holders of at least two-thirds of the CL&P Preferred Stock outstanding, voting as separate classes, is required to approve Proposal
1. A vote of the majority of holders of CL&P Preferred Stock in favor of Proposal 2 is required to adopt proposal 2, provided that the holders of one-third of the CL&P Preferred Stock do not vote against or abstain from Proposal 2.

     If Proposal 1 is adopted, CL&P proposes, effective upon the amendment of the Charter, to make a Cash Payment of 1% of par value per share to each holder of CL&P Preferred Stock whose shares are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of Proposal 1. After obtaining an approving vote, CL&P will apply to the Connecticut Department of Public Utility Control ("DPUC"), if necessary, for approval to amend its Charter accordingly.

     In the event Proposal 1 fails to receive the necessary two-thirds vote, or in the event Proposal 1 is approved but the DPUC fails or declines to issue the necessary order, CL&P, in proposal 2, seeks authority from holders of the CL&P Preferred Stock for CL&P to issue or assume unsecured indebtedness with a maturity of 10 years or less in excess of the 10 percent limitation (but not in excess of 20 percent) for a ten-year period, ending March 31, 2014. Holders of CL&P Preferred Stock voting in favor of Proposal 1 will be deemed to have voted in favor of Proposal 2 should Proposal 1 fail to be approved by either the holders of Preferred Stock or by the DPUC unless such holder affirmatively votes against Proposal 2. No action by the sole Common Stockholder, NU, is required with respect to Proposal 2.

     CL&P believes that adoption of the Proposal 1, or in the alternative, Proposal 2, is critical to obtaining the financial flexibility and capital cost reduction necessary to carry out its financing program. Historically, CL&P's debt financing has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of short-term debt and long-term installment purchase contracts for pollution control bonds. Unsecured debt generally has fewer restrictions than first mortgage bonds. Short-term debt, a low cost form of debt available to CL&P, represents one type of unsecured indebtedness. Pollution control bond financing, a favorable type of financing due to its tax-exempt status, is available only for very limited purposes. It is CL&P's intention to attain flexibility in the mix of its outstanding debt and therefore have the option to use more short and long-term unsecured debt and fewer first mortgage bonds. As indicated above, utility restructuring in Connecticut has caused CL&P's capitalization to become smaller than it has traditionally been and its unsecured debt has become a greater proportion of its total capitalization. CL&P believes that eliminating the Unsecured Debt Restriction will provide it with more financial flexibility to lower its financing costs as it issues debt to fund infrastructure refurbishments programs presently contemplated.

     Applicants undertake to comply with all requirements of the Securities Exchange Act of 1934 and rules and regulations thereunder in connection with the Proxy Solicitation, and acknowledge that any authorization granted under the Act is conditioned upon such compliance.

     The applicants also request authorization to deviate from the preferred stock provisions of the Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935, HCAR No. 13106 (Feb. 16, 1956), to the extent applicable with respect to the Proposed Amendments.

     It appears to the Commission that the application-declaration, to the extent that it relates to the proposed Proxy Solicitation and the solicitation of proxies in connection with the Proposed Amendment should be granted and permitted to become effective forthwith pursuant to rule 62(d).

     IT IS ORDERED, that the application-declaration, to the extent that it relates to the proposed Proxy Solicitation and the solicitation of proxies in connection with the Proposed Amendment be, and it hereby is, permitted to become effective forthwith, pursuant to rule 62 and subject to the terms and conditions prescribed in rule 24 under the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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

<FN1>          The Series of CL&P Preferred Stock outstanding are
as follows:

$1.90 Series of 1947; $2.00 Series of 1947; $2.04 Series of 1949;
$2.20 Series of 1949; 3.90% Series of 1949; $2.06 Series E of 1954;
$2.09 Series F of 1955; 4.50% Series of 1956; 4.96% Series of 1958;
4.50% Series of 1963; 5.28% Series of 1967; $3.24 Series G of 1968;
and 6.56% Series of 1968.

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